UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2024
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F
☐ Form 40-F

EXHIBIT INDEX
Exhibit Number	Description of Exhibit
99.1	Definitive Joint Proxy Statement of Exscientia plc and Recursion Pharmaceuticals, Inc., dated October 10, 2024, in connection with the shareholder meetings of Exscientia plc and the special meeting of stockholders of Recursion Pharmaceuticals, Inc., each related to the transactions contemplated by the Transaction Agreement by and between Exscientia plc and Recursion Pharmaceuticals, Inc. dated as of August 8, 2024
* * *

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
EXSCIENTIA PLC
	By:	/s/ Ben Taylor Name: Ben Taylor Title: Chief Financial Officer
Date:
October 10, 2024